UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(formerly known as CITY TELECOM (H.K.) LIMITED)

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F             ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☑   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited) (the “Company”) is furnishing under cover of Form 6-K an announcement dated January 21, 2013 relating to the Change of Company Name, Change of Stock Short Name and Change of Company Website.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name: Wong Nga Lai, Alice Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: January 21, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(formerly known as City Telecom (H.K.) Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

CHANGE OF COMPANY NAME,

CHANGE OF STOCK SHORT NAME AND

CHANGE OF COMPANY WEBSITE

The Board is pleased to announce that with effect from 10 January 2013, the name of the Company has been changed from “City Telecom (H.K.) Limited to “Hong Kong Television Network Limited

Trading of the Shares on the Stock Exchange under the stock short name will be changed from “CITY TELECOM” in English and in Chinese to “HKTV” in English and in Chinese with effect from 9:00 a.m. on 28 January 2013. The stock code of the Company on the Stock Exchange remains as “1137”.

The website of the Company is changed from “www.ctigroup.com.hk” to “www.hktv.com.hk” with immediate effect to reflect the Change of Company Name.

Reference is made to the circular of the Company dated 5 December 2012 (the “Circular”) regarding, among other things, the Change of Company Name. Capitalised terms used herein shall have the same meanings as those defined in the Circular unless otherwise defined.

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CHANGE OF COMPANY NAME

The Board is pleased to announce that with effect from 10 January 2013, the name of the Company has been changed from “City Telecom (H.K.) Limited to “Hong Kong Television Network Limited

Following the passing of a special resolution for the Change of Company Name at the EGM held on 31 December 2012, the Certificate of Change of Name was issued by the Registrar of Companies in Hong Kong on 10 January 2013.

CHANGE OF STOCK SHORT NAME

Trading of the Shares on the Stock Exchange under the stock short name will be changed from “CITY TELECOM” in English and in Chinese to “HKTV” in English and in Chinese with effect from 9:00 a.m. on 28 January 2013. The stock code of the Company on the Stock Exchange remains as “1137”.

SHARE CERTIFICATE

The Change of Company Name will not affect any of the rights of the Shareholders. All existing share certificates in issue bearing the former name of “City Telecom (H.K.) Limited will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement, registration and delivery purposes. There will not be any arrangement for free exchange of the existing share certificates of the Company for new share certificates bearing the Company’s new name. New share certificates of the Company will be issued in the new name of the Company.

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CHANGE OF COMPANY WEBSITE

The website of the Company is changed from “www.ctigroup.com.hk” to “www.hktv.com.hk” with immediate effect to reflect the Change of Company Name.

By Order of the Board
Hong Kong Television Network Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 21 January 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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